Exhibit 99.1

SuperX Reports Annual Financial Results for FY2025; Sets Stage for AI Infrastructure Growth in FY2026

FY2025 Results Reflect Legacy Operations; Major Post-Year-End Milestones Lay Foundation for Next-Phase Expansion

SINGAPORE – October 31, 2025 – SuperX AI Technology Limited (NASDAQ: SUPX) (“SuperX” or “the Company”), formerly Super X AI Technology Limited and Junee Limited, today announced its financial results for the fiscal year ended June 30, 2025. FY2025 represented a pivotal year of transformation as the Company transitioned from its legacy interior design business to a new strategic focus on full-stack AI infrastructure solutions.

The Company officially completed its corporate rebranding in June 2025, changing its name from Junee Limited to Super X AI Technology Limited (and subsequently changing its name to SuperX AI Technology Limited) and launched its new AI infrastructure-focused business operations, marking the beginning of a new growth era. Consequently, the reported FY2025 financial results primarily reflect our legacy operations in interior design, with partial contributions from the newly launched AI business after the rebranding. These financial results were a baseline for the Company’s transition from its legacy operation to providing full-stack AI infrastructure solutions.

SuperX enters FY2026 with a clear vision, strengthened balance sheet, and an expanding ecosystem of technology partnerships, positioning the Company to capture significant opportunities in the global AI infrastructure market.

FY2025 Financial Highlights (Legacy Operations in Interior Design)

●	Income Statement: The Company’s revenue was $3.6 million for the fiscal year ended June 30, 2025, with an increase in revenue from the sale of AI server and related IT equipment in June 2025 of around $1 million. Net loss was $21.2 million, which increased primarily due to non-cash expenses as well as increases in employee costs and professional expenses due to the increase in number of staff as a result of research and development of our full-stack AI infrastructure solutions during FY2025 in preparation for the launch of SuperX’s AI products and services.

●	Strengthened Balance Sheet: The Company ended the financial year in June 2025 with $17.2 million in cash and cash equivalents, and $52.1 million in assets, providing a strong foundation for its new AI-focused investments.

For more details, we refer you to the Company’s latest Annual Report on Form 20-F, which contains SuperX’s recent financial statements, further information regarding SuperX’s new business segments and a detailed overview of associated risk factors.

Recent AI Business Developments (Post-FY2025)

Since the close of the fiscal year, SuperX has executed rapidly on its new strategy as a global full-stack AI infrastructure solutions provider, achieving multiple key developments between July and October 2025:

●	Strategic Investments & Joint Ventures:

o	AI Data Center Power: Formed the “SuperX Digital Power” joint venture with Zhonhen Electric to advance High-Voltage Direct Current (HVDC) power infrastructure for AI data centers. The JV has recently launched two flagship products: SuperX Panam-800VDC End-to-End Solution designed for new-built AI data centers, and SuperX Aurora-800VDC Retrofit Solution tailored for existing data centers.

o	AI Liquid Cooling: Established “SuperX Cooltech,” a joint venture with Chengtian Weiye, to provide advanced AI liquid cooling solutions including Cooling Distribution Units (CDUs), high-performance Micro-Channel Liquid Cold Plates (MCLPs), and integrated thermal management systems.

o	NVIDIA Ecosystem Access: Acquired a majority stake in MicroInference, a Singapore-based NVIDIA Partner Network (NPN) Solution Provider, strengthening its supply chain and access to NVIDIA’s advanced AI technologies.

o	Global Service Delivery Capability: Established “SuperX Global Service”, a joint venture with Teamsun, to provide global end-to-end professional services including multi-channel services access, deployment, maintenance, and managed services.

●	Global Expansion:

o	Japan Supply Center: Announced plans for a new AI Supply Center in Japan to accelerate end-to-end solution delivery and system integration for the regional market. It is expected to be operational by the end of 2025.

o	U.S. Operations: Established a wholly-owned U.S. subsidiary, SuperX AI Technology USA, in Silicon Valley to serve as a hub for R&D, solution design, and U.S. market expansion. It is expected to be operational by the end of 2025.

●	Full-Stack Product & Solution Launches:

o	Next-Generation AI Servers: Launched a suite of next-generation AI servers, including the XN9160-B200 and XN9160-B300, and an All-in-One Multi-Model Server (MMS) series.

o	Rack-Scale Platforms: Launched a new rack-scale AI platform powered by NVIDIA GB300 chips, delivering superior performance and scalability.

o	Modular AI Factory Solution: Unveiled its “Modular AI Factory Solution,” a data center-scale solution integrating compute, cooling, and power, designed to reduce deployment cycles to under six months.

Outlook for Fiscal Year 2026

SuperX enters FY2026 with a clear strategic roadmap. The Company is now fully focused on expanding its AI infrastructure capabilities across the Asia-Pacific region and beyond.

To support this execution, the Company has secured over $70 million in investment from long-term investors since March 2025 and has recently entered into agreements for over $170 million in additional investment from institutional investors in October 2025, reinforcing its balance sheet and growth capacity. The Company continues to welcome strategic partners who share SuperX’s vision of building the AI factory of the future in the Asia-Pacific region.

SuperX’s FY2026 priorities include:

●	Integrating the R&D and supply chain capabilities across recent acquisitions and joint ventures;

●	Advancing AI factory deployments in key markets;

●	Strengthening partnerships with leading technology providers and financial institutions; and

●	Scaling the Company’s global service and delivery footprint to meet the accelerating demand for full-stack AI infrastructure.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this announcement are forward-looking statements. Forward-looking statements include, but are not limited to, express or implied statements regarding expectations, hopes, beliefs, intentions or strategies of the Company regarding the future including, without limitation, express or implied statements regarding: the expected completion of the Private Placement, the potential full exercise of the warrant and the additional proceeds therefrom. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.  The Company’s actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended June 30, 2025, filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 2025, and the Company’s other filings with the Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Contact Information:

Product Inquiries: sales@superx.sg

Investor Relation: ir@superx.sg

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